[Letterhead of Employers Holdings, Inc.]

April 16, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Employers Holdings, Inc. Form AW Request for Withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form S-8 filed on March 30, 2007 (File No. 333-140395)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Employers Holdings, Inc. (the "Company") requests the withdrawal of the Post Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-140395) (the "Amendment") that was filed with the Securities and Exchange Commission on March 30, 2007. The Amendment was inadvertently submitted as a post-effective amendment when it should have been filed as a new Registration Statement on Form S-8. No securities were sold or otherwise issued in connection with the filing of the Amendment. Concurrent with the filing of the Form AW of which this letter forms a part, the Company has filed a Registration Statement on Form S-8 covering the additional shares to be registered pursuant to the Company's Equity and Incentive Plan.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (775) 327-2547 or Robert J. Sullivan, Susan J. Sutherland or David C. Ingles of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's outside counsel, at (212) 735-3000.

Division of Corporation Finance

April 16, 2007

Very truly yours,

/s/ Lenard T. Orsmby
Lenard T. Orsmby

cc:	Robert J. Sullivan, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Susan J. Sutherland, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

David C. Ingles, Esq., Skadden, Arps, Slate, Meagher & Flom LLP